UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

VACCINEX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

918640 103

(CUSIP Number)

Maurice Zauderer

c/o Vaccinex, Inc.

1895 Mount Hope Ave

Rochester, New York 14620

Telephone: (585) 271-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 103

1	Name of Reporting Persons Maurice Zauderer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 644,321 (1)
	8	Shared Voting Power 2,899,554 (2)
	9	Sole Dispositive Power 644,321 (1)
	10	Shared Dispositive Power 2,899,554 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,543,875 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.3% (3)
14	Type of Reporting Person IN

(1)	Includes presently exercisable, or exercisable within 60 days of February 10, 2022, stock options for 32,700 shares of Vaccinex, Inc. common stock, par value $0.0001 (“Common Stock”)
(2)

Includes (a) 213,209 shares and 212,161 shares of common stock held directly by the Jeremy Zauderer Trust and the Jordan Zauderer Trust, respectively, over which Mr. Zauderer exercises voting and investment power, and (b) 2,899,554 shares held by Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”), of which Mr. Zauderer is the majority member. Mr. Zauderer exercises voting and investment power over the shares held by Vaccinex LLC.

(3)

Based on 42,664,051 shares of Common Stock issued and outstanding as of January 31, 2022. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 918640 103

1	Name of Reporting Persons Vaccinex (Rochester), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,899,554 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,899,554 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,554 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14	Type of Reporting Person OO

(1)	Mr. Zauderer is the majority member of Vaccinex LLC and exercises voting and investment power over the shares held by Vaccinex LLC.
(2)

Based on 42,664,051 shares of Common Stock issued and outstanding as of January 31, 2022. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Vaccinex, Inc. (the “Issuer” or “Company”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1895 Mount Hope Avenue, Rochester, New York 14620.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934, as amended, on behalf of Maurice Zauderer, President and Chief Executive Officer and board member of the Issuer, and Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”). The sole member of Vaccinex LLC is Mr. Zauderer. As a result, Mr. Zauderer retains possession of voting and dispositive power over the Vaccinex LLC shares and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of Vaccinex LLC. Mr. Zauderer and Vaccinex LLC are hereinafter referred to collectively as the “Reporting Persons” and each, individually, as a “Reporting Person.”

(b)

Maurice Zauderer’s business address is c/o Vaccinex, Inc., 1895 Mount Hope Avenue, Rochester, New York 14620. Vaccinex LLC’s registered and principal business office is 44 Woodland Rd, Pittsford, NY 14534.

(c)

The principal business of Maurice Zauderer is acting as President and Chief Executive Officer and a member of the Board of Directors of the Company. Vaccinex LLC’s principal business is serving as a private investment vehicle.

(d)

During the last five years, none of the Reporting Persons and to their knowledge, none of the members of Vaccinex LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

During the last five years, none of the Reporting Persons and to their knowledge, none of the members of Vaccinex LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Maurice Zauderer is a citizen of the United Stated. Vaccinex LLC is a Georgia limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On January 31, 2022, Vaccinex LLC purchased 1,801,801 shares of Common Stock of the Issuer at a purchase price of $1.11 per share, pursuant to a private placement agreement entered into with the Issuer on January 27, 2022, in Rochester, New York. The aggregate amount paid by Vaccinex LLC for the shares of Common Stock it acquired was approximately $2,000,000.00. Vaccinex LLC used personal funds in connection with this transaction. All other securities reported herein by the Reporting Persons were previously obtain in connection with the Issuer’s initial public offering, exercise of options, or purchase of securities. Previous purchases of the securities reported herein was made by the Reporting Persons with personal funds or working capital, as applicable.

Item 4.	Purpose of Transaction

Vaccinex LLC and the Issuer entered into a Stock Purchase Agreement dated January 27, 2022, as amended on January 31, 2022 (the “ Stock Purchase Agreement”), pursuant to which Vaccinex LLC purchased 1,801,801 shares of Common Stock from the Issuer at a purchase price of $1.11 per share, resulting in a total purchase price of $1,999,999.11. In the Stock Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock to fund the ongoing development and clinical trials of pepinemab, the adopted name for VX15, the Issuer’s lead product candidate, which is being developed for treatment of non-small cell lung cancer, osteosarcoma, melanoma and Huntington’s disease. The Issuer will also use such proceeds for working capital and general corporate purposes. Vaccinex LLC acquired the Common Stock reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Stock Purchase Agreement, see Item 6. All of the other securities reported herein were acquired for investment purposes.

Maurice Zauderer is the majority member of Vaccinex LLC and also serves as the President and Chief Executive Officer, and as a board member of the Issuer. In such capacity, Mr. Zauderer may, from time to time, discuss or make plans or proposals to the Issuer’s management or members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, Mr. Zauderer does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Issuer’s common stock, or may sell or otherwise dispose of all or portions of their shares of common stock, if such sales and purchases would be consistent with the Reporting Persons’ investment objectives.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Items 3 and 4.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Currently, Maurice Zauderer is the majority member of Vaccinex, LLC and serves as the Issuer’s President and Chief Executive Officer. Mr. Zauderer, in his capacity as an executive officer may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards, pursuant to the Issuer’s 2018 Omnibus Incentive Plan. Mr. Zauderer is also a member of the Issuer’s board of directors, but receives no additional compensation for his services as a director.

Vaccinex LLC and the Issuer entered into a Stock Purchase Agreement dated January 27, 2022, as amended on

January 31, 2022 (the “ Stock Purchase Agreement”), pursuant to which Vaccinex LLC purchased 1,801,801 shares of Common Stock from the Issuer at a purchase price of $1.11 per share, resulting in a total purchase price of

$1,999,999.11. The closing under the Stock Purchase Agreement occurred on January 31, 2022. The Stock Purchase

Agreement contains, among other provisions, certain representations, warranties and agreements by Vaccinex LLC customarily included in agreements for the issuance and sale of securities without registration under the U.S.

Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by Vaccinex LLC with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the

1933 Act, acknowledgment by Vaccinex LLC that the shares of Common Stock issued pursuant to the Stock

Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by Vaccinex LLC to sell the Common Stock issued pursuant to the Stock Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock purchased pursuant to the Stock Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to Vaccinex LLC with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”)

under the 1933 Act or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer,

and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Stock

Purchase Agreement also contains certain customary conditions to Vaccinex LLC’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq,

the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The foregoing descriptions of certain material provisions of the Stock Purchase Agreement are qualified, in each case, by the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 4).

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 10, 2022, by and among the Reporting Persons (filed herewith).

99.2	Vaccinex, Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference from Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed on July 23, 2018).

99.3	Stock Purchase Agreement by and between the Company and the Investors (as defined therein), dated as of January 27, 2022, Amendment to Stock Purchase Agreement by and between the Company and the Investors signatory thereto, dated as of January 31, 2022, and Joinders by and between the Company and the Additional Investors signatory thereto, dated as of January 31, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 31, 2022).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Maurice Zauderer

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer

Vaccinex (Rochester), L.L.C.

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer
Title: President